

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 6, 2015

Mr. Scott Beck
Chief Executive Officer
Woodland Holdings Corporation
13101 Preston Road, Suite 510
Dallas, TX 75240

Re: Woodland Holdings Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed September 29, 2015
File No. 000-55401

Dear Mr. Beck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated September 10, 2015.

As soon as possible, please respond to these comments by providing the requested information or advise us when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Item 1. Business, page 2

1.   Regarding your response to prior comment 5, please provide a brief discussion of the significant terms of your agreement with S Squared LLC. Include the reason for entering into the agreement on the same date that you sold S Squared.

Item 2. Financial Information and Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 8

2.   Please disclose the nature of the default, whether CWC continues to be in default, and any plans to cure the default.

Note 3. Discontinued Operations

T2 Communications, LLC, page F-9

3.   We note that you have revised your financial statements in response to prior comment 11. Please tell us your consideration of identifying these revisions as a restatement due to a correction of an error. Refer to FASB ASC 250.

        You may contact Ryan Rohn, Staff Accountant at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Stephen Krikorian for

                                        Katherine Wray
                                        Attorney-Advisor
                                        Office of Information
                                        Technologies and Services